Exhibit 4.21

*CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FILED

SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

REDACTED PORTIONS OF THIS EXHIBIT ARE MARKED BY AN *.

AGREEMENT

BETWEEN

PHARMACIA AB

AND

CELLTECH PHARMACEUTICALS LTD.

DATED

July 23, 2002

i

8.4.	Termination for Insolvency, Etc.	25
8.5.	Effects of Termination.	25
8.6.	Survival.	26

ARTICLE IX ADDITIONAL UNDERTAKINGS & RESPONSIBILITIES OF THE PARTIES		26

9.1.	* Supply Agreement.	26
9.2.	Transaction Documents.	26
9.3.	Cooperation.	26
9.4.	Regulatory.	27
9.5.	Non-solicitation; No Hire.	28
9.6.	Commercially Reasonable Efforts.	28

ARTICLE X GENERAL PROVISIONS		28

10.1.	Entire Agreement.	28
10.2.	Injunctive Relief.	28
10.3.	Modification and Amendment.	29
10.4.	No Waiver.	29
10.5.	Severability.	29
10.6.	Assignment.	29
10.7.	Notices.	29
10.8.	Independent Contractors.	30
10.9.	Additional Documents.	30
10.10.	Counterparts.	31
10.11.	Force Majeure.	31
10.12.	Governing Law; Jurisdiction.	31
10.13.	Third Party Beneficiaries.	31
10.14.	Headings.	31
10.15.	Publicity.	31

Appendixes

I	-	Product SKUs; Required Purchase Price and Cost of Product Below Minimum
II	-	Purchase Price for Samples and Cost of Product Above Minimum
III	-	Inventory at the Effective Date; Delivery of Inventory
IV	-	Power of Attorney
V	-	Contact Persons

Pharmacia Schedules
6.1(c)	-	Product Data
6.1(d)(ii)	-	Material Contracts
6.1(d)(iii)	-	No Default
6.1(e)(i)	-	Actions
6.1(f)	-	Approvals
6.1(g)	-	Compliance with Laws
6.1(h)(ii)	-	Patents, Trademarks and Licenses
6.1(h)(iii)	-	No Conflict
6.1(i)	-	Product Liability Claims
6.1(j)	-	Regulatory and Product Matters
6.1(j)(i)	-	Product Approvals and Establishment Registrations
6.1(j)(iii)	-	Notices from the FDA
6.1(j)(iv)	-	Forms FDA 483

6.1(j)(v)	-	Reports/Documents Not Filed (including documents relating to manufacturing and testing procedures)
6.1(l)	-	Product Recalls

AGREEMENT

This Agreement (the “Agreement”) is entered into as of July 23, 2002 (the “Effective Date”), by Pharmacia AB, a Swedish corporation (“Pharmacia”) and Celltech Pharmaceuticals Ltd., an English corporation (“Celltech”).

WHEREAS, Pharmacia owns and/or controls all rights of manufacturing, distribution and sale with respect to the Product (as defined herein); and

WHEREAS, Celltech is in the business of developing, marketing and distributing pharmaceutical products; and

WHEREAS, the parties wish to set forth in this Agreement their understanding of the terms and conditions upon which Pharmacia will grant to Celltech certain rights to develop, distribute, market, promote and sell the Product within the Territory during the Term; and

WHEREAS, at the end of the Term, Celltech shall have the option to purchase the Product in the Territory and Throughout the World from Pharmacia pursuant to the terms and conditions of the Option Agreement dated of even date herewith.

NOW THEREFORE, in consideration of the premises and the mutual promises and undertakings set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties intending to be legally bound hereto agree as follows:

ARTICLE I

DEFINITIONS

Act means the Federal Food, Drug and Cosmetic Act, as amended, and the rules and regulations promulgated thereunder.

Action means any claim, dispute, action (including any action seeking injunctive or other equitable relief), arbitration, mediation, litigation, proceeding, suit or governmental investigation, and any appeal therefrom.

Additional Licenses is defined in Section 9.3.

Affiliate means any entity controlling, controlled by or under common control with a party, where “control” shall mean (a) the ownership of at least fifty percent (50%) of the equity or beneficial interest of such entity, or the right to elect or appoint a majority of the board of directors or other governing body of such entity, or (b) the power to directly or indirectly direct or cause the direction of the management and policies of such entity by any means whatsoever.

Agreement means this agreement, including all appendixes, exhibits, schedules and annexes, as amended and in effect from time to time.

Approval means any clearance, approval, authorization, consent, license, franchise, order or permit of or by, notice to, or filing or registration with, a Person.

Confidential Information of a party means (a) any and all confidential or proprietary information of, or concerning, such party, including but not limited to trade secrets, technologies, know-how, research, discoveries, developments, improvements, techniques, data, methods, processes, instructions, formulas, recipes, drawings, specifications, commercial, financial, and technical information, customer or client lists, supplier lists, proprietary software, programs, procedures, documents, computer information and databases, business plans, budget forecasts, business arrangements, information regarding specific transactions, financial information and estimates, and long-term plans and goals; which information is (b) either marked or otherwise designated as confidential or proprietary or the like or disclosed under circumstances that the information would be understood to be confidential by a reasonable person. The term Confidential Information shall not include information that (i) is deemed in writing by the disclosing party to no longer be Confidential Information; (ii) can be shown by the receiving party’s written records maintained in the ordinary course of business to have been, and was, in the possession of the receiving party without any restriction on use or disclosure prior to its disclosure by the disclosing party; or (iii) is lawfully received by the receiving party from a third party without breach of any obligation of confidentiality. Information that is Derivative of Confidential Information is itself Confidential Information. The terms of this Agreement are hereby deemed Confidential Information.

Contracts is defined in Section 6.1(d)(ii).

DDMAC is defined in Section 3.2.

Derivative means any work or item that is based primarily upon a preexisting work or item, such as a revision, new version, modification, translation, localization, abridgment, condensation, expansion, or any other form or medium in which the preexisting work may be recast, transformed, or included in a compilation.

Effective Date is defined in the preamble to this Agreement.

Establishment Registration means each registration of Pharmacia’s facilities that is required by or with any Governmental Authority that has regulatory authority over the manufacture, development, distribution, marketing, promotion or sale of the Product, including the FDA, in connection with Pharmacia’s manufacture of the Product or the development, distribution, marketing, promotion or sale of the Product.

European Territory means the countries listed on Appendix I to the Letter Agreement.

FCA Pharmacia’s Manufacturing Site in Sweden is defined in Section 4.3(i).

FDA means the United States Food and Drug Administration or any successor entity thereto.

Governmental Authority means any national, federal, state, prefectual or local government or governmental or administrative or regulatory authority, body, agency, court, tribunal or similar entity including any arbitrator or arbitration panel (whether or not such arbitrator or arbitration panel is affiliated with or part of any government).

Improvements is defined in Section 2.4.

Indemnification Amounts is defined in Section 7.1.

Indemnified Party is defined in Section 7.3.

Indemnifying Party is defined in Section 7.3.

Indirect Damages is defined in Section 7.3.

Infringement Claim is defined in Section 7.1.

Intellectual Property Rights means all intellectual property rights, worldwide, arising under statutory or common law or by contract or other relationship and whether or not perfected, now existing or hereafter filed, issued or acquired, including: all patents, and patent applications, inventions and technology; all rights associated with works of authorship, including copyrights and mask work rights; all Marks; all know-how, all trade secrets; and all other proprietary rights relating to intangible property.

Inventory means any and all Product in finished package form in Pharmacia’s or its Affiliates’ possession with a Labeled expiration date that is more than eighteen (18) months after the Effective Date.

Labeling means (i) everything used in connection with the packaging, marketing, promotion and sale of the Product that constitutes labeling pursuant to regulations issued by the FDA and each other Governmental Authority including without limitation all labels, package inserts, carton imprints and samples used in connection with the distribution, marketing, promotion and sale of the Product and (ii) all Product Marketing Materials.

Law means any law, statute, rule, regulation, ordinance, mandatory standard, requirement, ruling or order promulgated by any Governmental Authority or any code of practice applicable to the marketing or sale of the Product .

Letter Agreement means the Letter Agreement between Celltech and Pharmacia dated of even date herewith pursuant to which the parties have agreed to enter, or to cause their Affiliates to enter, into an asset purchase agreement whereby Pharmacia will sell to Celltech all its rights, title and interest in the Product in the European Territory.

Mark means any name, logo, trademark, service mark, trade dress, slogan, domain name, URL or other proprietary marking, whether or not registered.

Minimum Required Purchase Amount is defined in Section 4.3(d).

Option is defined in Section 3.5.

Option Agreement means the Option Agreement between Pharmacia and Celltech dated as of the date hereof.

Person means any individual, general or limited partnership, corporation, limited liability company, association, business trust, joint venture, Governmental Authority, business entity or other entity of any kind or nature.

Pharmacia Marketing Materials means those materials provided by Pharmacia to Celltech to be used by Celltech in its marketing efforts pursuant to this Agreement.

Pharmacia Other Proprietary Rights means all Intellectual Property Rights of Pharmacia that are used by Pharmacia in connection with the manufacture, development, distribution, marketing, promotion or sale of the Product and are not Product Intellectual Property Rights.

Product means the pharmaceutical product sold under the brand name Dipentum® and containing the active ingredient olsalazine, including all formulations and presentations thereof.

Product Approvals means those Approvals required by any applicable Law or Governmental Authority that has regulatory authority over the manufacture, development, distribution, marketing, promotion or sale of the Product, including the FDA, for the development, manufacture, importation, distribution, promotion, pricing, marketing or sale of the Product .

Product Copyrights means all those copyrights, registered and unregistered, and all applications therefor, owned by or licensed to Pharmacia or any of its Affiliates and used by Pharmacia or any of its Affiliates prior to the date hereof or during the Term primarily in connection with the Product, including without limitation those registered copyrights listed on Exhibit A to the Option Agreement, if any.

Product Data is defined in Section 6.1(c).

Product Intellectual Property Rights means (i) the Product Trademarks, (ii) the Product Know-How, (iii) the Product Copyrights and (iv) the Product Patents.

Product Know-How means all Confidential Information and all such things as would be contained within such defined term but for the fact that they are not confidential, including to the extent contained in any Product Approval owned by or licensed to Pharmacia or any of its Affiliates, that are necessary for the manufacture of the Product and/or used by Pharmacia or any of its Affiliates prior to the date hereof or during the Term primarily in connection with the Product.

Product Marketing Materials means those materials developed by Celltech in order to market and promote the Product, and which may include photographs, illustrations,

films and videotapes and other promotional materials, including electronic or computer-readable versions of the foregoing.

Product Patents means the patents and patent applications owned by or licensed to Pharmacia or any of its Affiliates and necessary for the manufacture of the Product and/or used by Pharmacia or any of its Affiliates prior to the date hereof or during the Term primarily in connection with the Product, including those set forth in Exhibit A to the Option Agreement, and any continuations, continuations-in-part, reissues, divisions, or extensions thereof and all non-U.S. equivalents thereof.

Product Proprietary Rights means the Product Intellectual Property Rights, the Specifications and the Pharmacia Confidential Information, insofar as such Pharmacia Confidential Information relates to the Product.

Product Samples means those packaged, Labeled units of Product sold to Celltech for distribution to physicians in connection with the marketing and promotion of the Product in the Territory.

Product Trademarks means the trademarks, registered and unregistered, and all applications therefor and goodwill associated with such trademarks and applications, owned by or licensed to Pharmacia or any of its Affiliates and used by Pharmacia or any of its Affiliates prior to the date hereof or during the Term primarily in connection with the Product including those Trademarks listed on Exhibit A to the Option Agreement, and all other Marks, owned by or licensed to Pharmacia or any of its Affiliates and used by Pharmacia or any of its Affiliates prior to the date hereof or during the Term primarily in connection with the Product.

Purchase Agreement means the Purchase Agreement relating to the sale of all Pharmacia’s right, title and interest to the Product by Pharmacia to Celltech in the European Territory to be entered into by and between Celltech and Pharmacia pursuant to the Letter Agreement.

Reportable Event means any information concerning an event which is required to be reported to the FDA under applicable Law (including, without limitation, 21 CFR §314.80 and its successor provisions).

Required Purchase Price is defined in Section 4.3(d).

Specifications means the specifications for each presentation of the Product that have been developed by Pharmacia, as such Specifications may be modified by Pharmacia from time to time, provided, that such Specifications shall at all times comply with the relevant regulations of the FDA and each other Governmental Authority with jurisdiction thereover.

* Supply Agreement is defined in Section 6.1(d)(i).

Term is defined in Section 8.1.

Territory means the United States of America (including Puerto Rico).

Transaction Documents means this Agreement, the Option Agreement, the Letter Agreement, and, when executed and delivered, the Purchase Agreement.

ARTICLE II

APPOINTMENT; LICENSE

2.1. General. Subject to all of the terms and conditions of this Agreement, Pharmacia hereby grants to Celltech the exclusive right to develop, distribute, promote, market, and sell the Product within the Territory during the Term. Celltech may appoint sub-distributors or resellers to sell the Product in the Territory.

2.2. Exclusivity. During the Term, Pharmacia shall not directly or indirectly, either alone or in participation with any other Person, engage in or be involved with distributing, marketing, promoting or selling the Product or any other pharmaceutical product containing olsalazine as an active ingredient within the Territory, except with and through Celltech as provided in this Agreement. Notwithstanding the foregoing, Celltech agrees that (i) sales of Product made by Pharmacia and its Affiliates in response to customer orders during the interim periods immediately following the Effective Date and before the shift of Inventory to Celltech site as provided on Appendix III hereto and (ii) sales of Product made by Pharmacia and its Affiliates to customers in Canada and Mexico as permitted by the Purchase Agreement that can be established by documentary evidence to have been resold into the Territory by such customers shall not constitute a breach of this provision provided that sales described in (i) or (ii) above shall be credited to the account of Celltech for the purposes of satisfying Celltech’s obligations under Sections 4.3(d) and 4.5(a) of this Agreement.

2.3. License. (a) Subject to the terms and conditions of this Agreement, Pharmacia hereby grants to Celltech the exclusive right and license under the Product Intellectual Property Rights in the Territory to exercise Celltech’s rights and to perform Celltech’s obligations under this Agreement. Celltech shall have the right to sublicense such right and license to sub-distributors or resellers in the Territory.

(b) Subject to the terms and conditions of this Agreement, Pharmacia hereby grants to Celltech a non-exclusive and, except as herein provided, non-transferable right and license under the Pharmacia Other Proprietary Rights in the Territory to the extent necessary to exercise Celltech’s rights and to perform Celltech’s obligations under this Agreement. Celltech shall have no right to sublicense or otherwise transfer any right or obligation with respect to the Pharmacia Other Proprietary Rights except in connection with Celltech’s appointment of sub-distributors and resellers pursuant to Section 2.1 or as permitted under Section 10.6.

2.4. Improvements. (a) Celltech shall have the unconditional right during the Term to develop changes to the formulation of the Product, provided, however, that, all improvements to or modifications of the formulation of the Product created or developed pursuant to the terms hereof, by or on behalf of Celltech prior to the Purchase Option Closing Date (as defined in the Option Agreement), and all research related thereto (collectively, “Improvements”), shall, as between Pharmacia and Celltech, be the property of Celltech and shall not become a part of the Product Intellectual Property Rights or the Pharmacia Other Proprietary Rights, provided further, however, that Celltech’s rights in such Improvements do not include any rights to use the underlying formulation separate from the rights granted under this Agreement or the Option Agreement upon exercise of the Option. In the event that Celltech does not exercise the Option, Celltech hereby grants, upon the expiration or termination of this Agreement and the Option Agreement, Pharmacia a non-exclusive, worldwide, perpetual, royalty-free license, with the right to sublicense and assign such rights, in form and substance satisfactory to each of the parties hereto, to use the Improvements solely in connection with the manufacture, distribution, marketing, promotion and sale of the Product in the Territory.

(b) Celltech hereby grants to Pharmacia, until the Purchase Option Closing Date, a non-exclusive, royalty-free license, to use any and all Improvements in the Territory solely in connection with Pharmacia’s performance of its obligations hereunder and under the other Transactin Documents, which may not be sublicensed or assigned without the prior written consent of Celltech.

2.5. Reservation of Rights. Pharmacia reserves all rights under the Product Intellectual Property Rights and the Pharmacia Other Proprietary Rights in the Territory that are not explicitly granted hereunder or under the Option Agreement. Nothing contained in this Agreement or the Option Agreement shall be deemed to grant, either directly or by implication, estoppel or otherwise, any right or license under the Product Intellectual Property Rights or the Pharmacia Other Proprietary Rights, other than or in addition to the licenses and rights expressly set forth herein or therein.

ARTICLE III

PROMOTION, MARKETING AND DISTRIBUTION

3.1. Pharmacia Marketing Materials. Pharmacia shall provide Celltech with the Pharmacia Marketing Materials that Pharmacia is using as of the date hereof or has used prior to the date hereof (to the extent in its possession) to market and promote the Product. Celltech may use such Pharmacia Marketing Materials in its marketing and promotion efforts pursuant to this Agreement. Subject to the terms and conditions of this Agreement, Pharmacia grants to Celltech and its sub-distributors and resellers appointed pursuant to Section 2.1 the right to copy and otherwise use Pharmacia Marketing Materials solely as such relate to the Product for the purpose of marketing and promoting the Product in the Territory pursuant to the terms of this Agreement.

3.2. Product Marketing Materials. At its own cost and expense, Celltech may design, develop and otherwise produce its own Product Marketing Materials as it believes appropriate to market and promote the Product in the Territory. Celltech shall be responsible for assuring that all such Product Marketing Materials are in compliance with applicable Law; provided that in the event Pharmacia remains responsible for the compliance of such Product Marketing Materials with applicable Law in the Territory, Celltech shall (i) upon request from Pharmacia, provide Pharmacia with a copy of its standard operating procedure for approval of marketing materials and (ii) submit any proposed Product Marketing Materials to Pharmacia or its U.S. Affiliate in a timely manner for review and approval prior to use in the Territory.

Celltech and Pharmacia or its U.S. Affiliate shall agree on a time schedule for the notification by Pharmacia to Celltech of its approval or non-approval, as the case may be provided that such period shall not be longer than fifteen (15) days and in the event Pharmacia shall not have given its approval or non-approval within such fifteen-day period the Product Marketing Materials shall be deemed to have been approved by Pharmacia. In the event Pharmacia does not approve of such proposed Product Marketing Materials, Pharmacia’s notice of non-approval shall include a reasonably detailed explanation of the reasons for such non-approval and Pharmacia shall work with Celltech in good faith to revise such materials as necessary so that they are approved by Pharmacia as quickly as reasonably possible. Notwithstanding any approval or deemed approval of any Product Marketing Material, in the event that Pharmacia in its reasonable opinion considers at any time that any Product Marketing Material being used by Celltech in the Territory is not compliant with applicable Law Pharmacia shall notify Celltech of such non-compliance and Celltech shall comply at its own expense with any reasonable direction of Pharmacia to withdraw or revise such Product Marketing Materials so that they are compliant with applicable Law.

To the extent permissible under applicable Law and after notification or approval as required by the FDA, Celltech shall be the designated contact with the FDA’s Division of Drug Marketing, Advertising, and Communication (“DDMAC”) regarding Product Labeling and/or Product Marketing Materials. Celltech may, consistent with applicable Law, request Pharmacia’s assistance, and Pharmacia will cooperate to the extent reasonably necessary to address any such issues in connection with Product Labeling and/or Product Marketing Materials. In furtherance of the foregoing, Pharmacia will refer to Celltech all inquiries from DDMAC and each other Governmental Authority in the Territory with respect to Labeling and/or Product Marketing Materials for the Product. Celltech shall inform Pharmacia of the outcome of any interaction with DDMAC and each such other Governmental Authority in the Territory in this regard and provide Pharmacia with copies of any correspondence. Pharmacia agrees that all Product Marketing Materials developed by Celltech pursuant to this Section 3.2 and any Derivatives thereof (including all copies but excluding any such materials containing Pharmacia’s Marks that are not Product Trademarks), and all rights therein (including, but not limited to all Intellectual Property Rights) are and shall be the exclusive property of Celltech. Pharmacia shall and hereby does assign, set over and transfer to Celltech all of Pharmacia’s right, title and interest, if any, in and to such Product Marketing Materials (and all Derivatives thereof).

3.3. Product Trademarks. During the Term, Celltech shall develop, distribute, market, promote and sell the Product in the Territory under the Product Trademarks presently used by Pharmacia in the Territory. Subject to the foregoing, except as otherwise herein provided or in the other Transaction Documents, neither party shall use any Marks of the other party without the prior written consent of the other party.

3.4. License Restrictions. Pharmacia grants Celltech no title or interest in any Product Trademarks or Pharmacia Marketing Materials under this Agreement, other than the license set forth in Sections 2.3 and 3.1. During the Term, Celltech shall not, without Pharmacia’s prior written consent (which consent shall not be unreasonably withheld or delayed) (i) alter or remove any Product Trademarks applied to or used in the Territory in conjunction with the Product or Pharmacia Marketing Materials; (ii) use any Product Trademarks in the

Territory as part of Celltech’s (or Celltech’s Affiliates’) Trademarks or in any other manner as could cause a reasonable person to infer that Celltech has an affiliation with Pharmacia other than as set forth in this Agreement; or (iii) use any Product Trademarks in the Territory in a way that implies Celltech is an agent, franchisee, representative or branch of Pharmacia.

3.5. Return of Pharmacia Marketing Materials; License. In the event Celltech does not exercise its option to purchase the Product in the Territory pursuant to the Option Agreement (the “Option”), Celltech shall, upon the first to occur of (1) the expiration of six (6) months after the end of the Term, and (2) the completed sale through of its inventory of Product, (v) cease indicating to the public that it is an authorized distributor of the Product in the Territory, (w) cease using the Product Trademarks, Pharmacia Marketing Materials and Product Marketing Materials in the Territory, (x) assign back to Pharmacia in respect of the Territory any rights and interest in Pharmacia Marketing Materials (and all Derivatives thereof that do not contain Marks owned by Celltech) transferred to Celltech pursuant to Section 3.1, (y) provide Pharmacia with the Product Marketing Materials that Celltech has used exclusively in the Territory during the term of this Agreement (to the extent in its possession) and grant to Pharmacia and its Affiliates and agents the right to copy and otherwise use such Product Marketing Materials, but not the portions thereof that contain Marks owned by Celltech, solely as such relate to the Product for the purpose of marketing and promoting the Product in the Territory, and (z) destroy (or return to Pharmacia, at Pharmacia’s cost, if so requested by Pharmacia) all existing Pharmacia Marketing Materials and literature referencing the Product or containing the Product Trademarks in its possession that are used by Celltech exclusively in the Territory

3.6. Performance of Obligations. (a) All activities performed by a party hereto shall be performed in compliance with all applicable Laws in existence at such time.

(b) Each Party shall bear all costs and expenses relating to the performance of its obligations hereunder, unless otherwise specified herein.

(c) Neither Party shall make any representations that expand the other’s obligations and/or liability under this Agreement (including without limitation, warranty obligations associated with sale of the Product), nor shall either party incur any liabilities, obligations or commitments on behalf of the other.

3.7. Labeling. Except as provided in this Section 3.7 or in Section 3.2, Pharmacia shall be responsible to ensure that all components of Labeling described in clause (i) of the definition of Labeling on Products delivered to Celltech hereunder comply with all applicable Laws in the Territory. Celltech may request that Pharmacia alter any aspect of such Labeling of the Product including without limitation the style, form and content (pictorial as well as copy) thereof including such changes as are reasonably necessary to acknowledge Celltech’s role hereunder and so long as such changes are in compliance with applicable Law including FDA requirements. Any such alterations requested by Celltech shall be subject to Pharmacia’s approval, which shall not be unreasonably withheld or delayed. All documented costs associated with such alterations requested by Celltech shall be borne by Celltech, unless such alterations are necessary to bring the Product’s Labeling into compliance with any applicable Law including FDA requirements, in which case, the costs of alterations shall be borne by Pharmacia. To the extent alterations are made to both bring the Product’s Labeling into compliance with any applicable Law including FDA requirements and to accommodate changes requested by Celltech that are not mandated by applicable Law, the costs of such dual-purpose alterations shall be borne equally by Pharmacia and Celltech. Except as provided in this Section 3.7 or with Celltech’s prior written consent, which shall not be unreasonably withheld or delayed, Pharmacia shall not alter such Product Labeling unless otherwise required by applicable Law including FDA requirements.

3.8. Recall. (a) A Product recall in the Territory may be initiated only pursuant to an order from the FDA or in cases where the Product does not conform to the Specifications, violates a requirement of the FDA or other provision of applicable Law, is unsafe or dangerous or may harm users of the Product, upon the unilateral instructions of Pharmacia. In the event of such a recall, (i) Celltech and Pharmacia shall agree on the details of how the recall is to be conducted and (ii) Celltech shall be responsible for contacting its customers, issuing the recall instructions and managing the logistics to accomplish the recall in the Territory. In the event of a recall of Products sold by Pharmacia in the Territory before the Effective Date, Pharmacia will promptly (but in no event later than forty-eight (48) hours after Pharmacia is notified of the recall) provide to Celltech a record of all customers to whom Product was shipped including the lot number, date shipped, and quantity. If so requested by Pharmacia, Celltech shall cooperate and work with Pharmacia to effect the recall of such Products sold by Pharmacia. Celltech’s duties hereunder shall not in any way limit its rights and remedies against responsible parties, including Pharmacia, as provided in this Agreement.

(b) Subject to Section 3.8(c) below, in the event that the Product is recalled by reason of the failure of all or part of the Product to meet the Specifications, any requirement of the FDA or any other requirement of applicable Law, or because the Product is unsafe, dangerous or may harm users of the Product, Pharmacia shall reimburse Celltech for all Celltech’s out-of-pocket costs and expenses of such recall (including, without limitation, the cost of notifying Celltech’s or Pharmacia’s customers and costs associated with shipment and replacement of any recalled Product as well as replacement of any remaining inventory sold by Pharmacia to Celltech).

(c) In the event that Product is recalled for any other reason, including without limitation, as a result of an act or omission or an event attributable to Celltech, its agents or its contractors (including tampering, alteration, storage or handling of Product in a manner contrary to regulatory requirements), then Celltech shall bear all costs and expenses of such recall, including, without limitation, the cost of replacement of any remaining inventory in the possession of Celltech at the time of the recall.

(d) Pharmacia will reimburse Celltech for documented amounts to be reimbursed to Celltech pursuant to this Section 3.8 within thirty (30) days of being invoiced therefor by Celltech.

3.9. Product Returns. (a) Celltech will be responsible to coordinate all Product returns within the Territory. Pharmacia will reimburse Celltech in accordance with Pharmacia’s standard return policy in connection with the acceptance and processing of (i) those returns of the Product, by whomsoever sold, made by reason of the failure of all or part of the Product to meet the Specifications, any requirement of the FDA or any other requirement of applicable Law or because the Product is unsafe, dangerous or may harm users of the Product and (ii) those Products sold by Pharmacia before the Effective Date and returned to Celltech for any reason (including the reasons specified in clause (i) above).

(b) Pharmacia will reimburse Celltech for amounts to be reimbursed to Celltech pursuant to Section 3.9(a) within thirty (30) days of being invoiced therefor by Celltech.

(c) Before any reimbursements are allowed against returned Product as contemplated above, Pharmacia must be given within thirty (30) days of the date the Product is returned all information reasonably requested pursuant to paragraph (d) below, and if requested by Pharmacia the returned Products must have been delivered to Pharmacia’s designated facility.

(d) Upon Pharmacia’s request, Celltech will give Pharmacia access to all information in respect of returned Product in Celltech’s possession for which Pharmacia is reimbursing Celltech pursuant to Section 3.9(a) hereof including without limitation all invoices, debit notes, and shipping notes.

ARTICLE IV

PRODUCT SUPPLY

4.1. Initial Purchase Order. Pharmacia shall deliver or cause to be delivered the Inventory and Product Samples located at each Pharmacia site listed on Appendix III hereto to Celltech’s U.S. site listed on such Appendix III in accordance with the time frames and procedures therein set forth and after receipt of all necessary regulatory approvals. Such delivery shall be made FCA each such Pharmacia facility as FCA is defined in Incoterms 2000 except that the qualifications to such term provided in clauses (i) and (ii) of Section 4.3(i) shall apply mutatis mutandis to reflect the different locations of Pharmacia’s shipping facilities. Celltech shall be solely responsible for any insurance covering the goods for all times from and after the time when Pharmacia shall have loaded the goods on the carrier at Pharmacia’s shipping facility.

4.2. Celltech Product Projections. Celltech will provide Pharmacia with * rolling projections of anticipated requirements of Product by SKU, including Product Sample requirements, to assist Pharmacia to adequately anticipate and meet Celltech’s requirements for the Territory. The first forecast shall be delivered within fourteen (14) days of the Effective Date with respect *. Subsequent forecasts will be provided *. The projections shall be based upon Celltech’s reasonable business judgment; provided that Celltech shall always be obligated to purchase the Minimum Required Purchase Amount as provided in Section 4.3(d) and the amount forecast * in each such rolling projection.

4.3. Purchase Orders. (a) Except for the initial purchase order deemed placed pursuant to Section 4.1, Celltech shall place firm orders for the Product and Product Samples on *. Celltech may place additional firm orders for the Product and Product Samples from time to time *. Orders of Product Samples must be for such number of Product Samples as Celltech shall specify within the limits specified in Section 4.3(h).

(b) All orders for the Product and/or Product Samples must be in writing specifying the Product SKU (based on the SKUs set forth in Section I of Appendix I), quantity of Product, delivery date (which delivery date shall not be less than ninety (90) days after the date such purchase order is delivered to Pharmacia) and delivery location (which may be one and only one facility of Celltech in the United States).

(c) All Products and Product Samples delivered hereunder shall be delivered to Celltech in finished packs containing all Labeling.

(d) Subject to Sections 2.2 and 4.3(f), Celltech shall be required to order * (the “Minimum Required Purchase Amount”) for which the aggregate purchase price equals * (the “Required Purchase Price”) during *.

(e) Celltech may purchase more than the Minimum Required Purchase Amount in any period specified in Section II of Appendix I.

(f) Notwithstanding anything to the contrary in Section 4.3(d), if during the period *, Pharmacia sells in the Territory more than * of Products (provided that for this purpose sales shall be calculated using the higher of (i) * and (ii)*), the Required Purchase Price (and correspondingly the Minimum Required Purchase Amount) for the balance of set forth in Section II of Appendix I shall be reduced * as set forth for the period commencing * as provided in Section II of Appendix I.

(g) In the event that, for any reason whatsoever, including by reason of any action or order of any governmental agency, Pharmacia fails to deliver within ninety (90) days of a delivery date specified in any purchase order any capsules of Product ordered by Celltech pursuant to this Section 4.3 and prior to Pharmacia completing such delivery the Product is on back-order with Celltech, Pharmacia shall credit the number of such capsules of Product on back-order that were ordered by Celltech but not delivered within ninety (90) days of such delivery date and the purchase price amount (in dollars) therefor towards the Minimum Required Purchase Amount and the Required Purchase Price, for the then-current period (with any excess adjustment to be applied to the next period). The purchase price amount to be credited to Celltech shall be based on the amount per capsule set forth in Section II of Appendix I for the period(s) set forth in Section II of Appendix I corresponding to the period(s) for which the credit shall be applied.

(h) Purchase orders that comply with this Section 4.3 shall be binding on both parties provided that Pharmacia shall be under no obligation to accept any purchase order received from Celltech if the quantity of the Product ordered in any calendar quarter will exceed by more than the quantity of the Product or the Product Samples most recently forecast by Celltech for pursuant to Section 4.2; provided, however, that notwithstanding the foregoing, Pharmacia must in all events supply the Minimum Required Purchase Amount for each year and shall use commercially reasonable efforts to accept and fill all orders for additional Product and Product Samples received from Celltech.

(i) Except as provided in Section 4.1 with respect to the initial orders from Pharmacia’s in-country distribution locations listed on Appendix III, all units of Product sold hereunder shall be delivered to Celltech FCA Pharmacia’s manufacturing site in Sweden as “FCA” is defined in Incoterms 2000 except that (i) Pharmacia shall be responsible to arrange the shipment of the Product to Rochester, NY, or such other facility located in the United States as specified in the applicable purchase order conforming to this Section 4.3 and to pay the freight costs of such shipment charged by the shipping company and (ii) Celltech shall reimburse Pharmacia for all such costs of freight from Pharmacia’s manufacturing site in Sweden to the destination specified in the applicable purchase order conforming to this Section 4.3 within thirty (30) days of receipt by Celltech of Pharmacia’s invoices itemizing the costs of shipment (such delivery, “FCA Pharmacia’s Manufacturing Site in Sweden”). Celltech shall be solely responsible for any insurance covering the goods for all times from and after the time when Pharmacia shall have loaded the goods on the carrier.

(j) Pharmacia shall invoice Celltech for all Product and Product Samples purchased, including those purchased pursuant to the initial orders made pursuant to Section 4.1, promptly following the relevant FCA delivery of each shipment of Product to Celltech.

(k) Pharmacia will provide Celltech with all certificates, analysis results and other documents, reports and information so required to be provided pursuant to and in accordance with the terms of applicable Law.

(l) All contrary, inconsistent or additional provisions, terms and conditions of any purchase order, sales or order acknowledgment, invoice or other standard business form of either party (a “Form”) are superseded by this Agreement and shall be disregarded and have no force or effect. If a Form purports to be conditioned in any manner on agreement to and/or acceptance of any provisions, terms and conditions other than those set forth herein, then such provisions, terms and conditions are hereby waived.

4.4. Purchase Price for Supply of Product. (a) Until such time as Celltech purchases *, the purchase price per capsule for each Product SKU shall be as specified in Section II of Appendix I for each such period specified in Section II of Appendix I.

(b) If Celltech fails to order the Minimum Required Purchase Amount during any period specified in Section II of Appendix I but pays the Required Purchase Price for such period as provided in Section 4.3(d), then in that event the capsules of Product so paid for but not ordered or delivered will be delivered free of charge FCA Pharmacia’s Manufacturing Site in Sweden when later ordered by Celltech (provided that Celltech shall thereafter reimburse Pharmacia for the freight charges to Celltech’s shipment destination as provided in Section 4.3(i)).

(c) If Celltech purchases Product *, the purchase prices for any additional Products shall be the prices by SKU set forth in Section II of Appendix II.

(d) The purchase price for Product Samples shall be as set forth in Section I of Appendix II.

(e) Pharmacia shall have the right to revise the prices provided in Appendix II * to reflect any increases in the cost of goods sold to Celltech provided that in no event shall any such price increase exceed * in which the last price increase was implemented by Pharmacia, or in the case of the first price increase permissible in *, for the *.

4.5. Payment for Supply of Product. (a) Payment for Products and Product Samples delivered pursuant to Sections 4.1 and 4.3 shall be made by Celltech to Pharmacia within thirty (30) calendar days of the date of Pharmacia’s invoice for such Products and Product Samples. If Celltech disagrees, for any reason, with the amount of any invoice submitted to it by Pharmacia pursuant to Sections 4.3(i) and 4.3(j), based on factors that can be determined from the face of the invoice (e.g., count, price, etc.), Celltech shall notify Pharmacia of the amount and nature of the disagreement within thirty (30) calendar days following receipt of such invoice. Thereafter, the parties shall promptly attempt to resolve their differences.

(b) If the Minimum Required Purchase Amount for any period specified in Section II of Appendix I is not paid pursuant to Section 4.5(a), then the amount of the shortfall shall be paid within thirty (30) days of the end of such period.

(c) All amounts due to Pharmacia for Product delivered to Celltech under this Agreement in excess of the Minimum Required Purchase Amount for any period specified in Section II of Appendix I shall be stated and payable in Swedish krona. All other amounts due to Pharmacia from Celltech under this Agreement shall be stated and payable in U.S. dollars.

(d) All amounts due to Pharmacia from Celltech under this Agreement are: (i) payable by wire transfer of immediately available funds to an account identified in writing by Pharmacia at least two (2) days prior to the date such payment is due, unless otherwise requested by Pharmacia in writing; and (ii) exclude all applicable federal, state and local taxes.

4.6. License Fee. On the Effective Date, as consideration for the license granted to Celltech by Pharmacia pursuant to this Agreement, Celltech shall pay to Pharmacia a non-refundable license fee of * by wire transfer of immediately available funds to an account identified in writing by Pharmacia at least two (2) days prior to the Effective Date.

4.7. Late Payment. Any payment under this Section not made when due shall be subject to interest at the one-month LIBOR during the period of delay, as published by the British Bankers Association, plus two percent (2%) .

ARTICLE V

PROPRIETARY RIGHTS; CONFIDENTIALITY

5.1. Preservation of Pharmacia Intellectual Property Rights. Subject to the terms and conditions of this Agreement, unless otherwise expressly agreed to in writing by Pharmacia or pursuant to the other Transaction Documents, Celltech shall not, at any time, apply in its own name (or the name of any of its Affiliates) for copyright, trademark, or patent protection in the Product Proprietary Rights or the Pharmacia Other Proprietary Rights, file any document with any governmental agency that would affect adversely Pharmacia’s ownership thereof, or aid or abet anyone else in doing so.

5.2. Protection of Product Proprietary Rights.

(a) Notice. If either party becomes aware of any infringement of the Product Proprietary Rights within the Territory or any activities that it believes may infringe Pharmacia’s or Celltech’s rights in the Product Proprietary Rights within the Territory, such party shall notify the other party promptly but not later than five (5) days after becoming aware of such infringement or activity.

(b) Enforcement Actions.

(i) Celltech shall have the first right (but not the obligation) to take the steps it deems appropriate to remove any infringement or alleged infringement within the Territory of Product Proprietary Rights, including, without limitation, by initiation, prosecution and control, at its own expense, of any suit, proceeding or other legal action by counsel of its own choice. Celltech shall notify Pharmacia of its decision whether to enforce its rights in Product Proprietary Rights not later than ninety (90) days following its discovery or receipt of notice of the alleged infringement and Pharmacia shall have the right, at its own expense, to be represented in any such action by counsel of its own choice. If Celltech notifies Pharmacia that Celltech elects not to bring a suit, action or proceeding to enforce rights in the Product Proprietary Rights in accordance with this Section, then Pharmacia shall have the right (but not the obligation) to bring, at its own expense, any such suit, action or proceeding relating to the Product Proprietary Rights by counsel of its own choice, and Celltech shall have the right, at its own expense, to be represented in any such action by counsel of its own choice. Neither Pharmacia nor Celltech shall settle a dispute regarding the Product Proprietary Rights without the consent of the other, which consent shall not be unreasonably withheld or delayed.

(ii) If one party brings any suit, action or proceeding under this Section 5.2(b), the other party agrees to be joined as party plaintiff if necessary to prosecute the action or proceeding and to give the first party reasonable assistance and authority to file and prosecute the suit; provided, however, that neither party shall be required to transfer any right, title or interest in or to any property to the other party or any other Person to confer standing on such party or other Person.

(iii) Any damages or other monetary awards recovered pursuant to any suit, proceeding or other legal action taken under this Section 5.2(b) shall be allocated first to the costs and expenses of the party bringing suit and then the expenses, if any, of the other party. The balance of any recovery shall be distributed 100 percent (100%) to the party bringing suit.

(iv) Celltech shall have no right to remove any infringement or alleged infringement or take any other action pursuant to this Section 5.2(b) (i) to the extent such infringement or alleged infringement relates to Pharmacia Other Proprietary Rights and (ii) in countries outside the Territory other than in the European Territory pursuant to the terms of the Purchase Agreement.

(c) Third Party Infringement Claims. If any notice of infringement by Pharmacia or Celltech is received by, or an infringement Action is initiated against, either party with respect to the Product in the Territory, the parties shall consult in good faith regarding the best response, but Celltech shall have the first option to defend such a claim as provided in Article VII below (which Article shall also govern the indemnity rights of the parties in respect of such Actions); provided, however, Celltech shall have no obligation to take any action or indemnify Pharmacia against any infringement or Action not relating to the Product.

(d) Product Intellectual Property Prosecution. Celltech shall be solely responsible to obtain and maintain, at its expense and in its name or in Pharmacia’s name as appropriate in accordance with the provisions of this Agreement, in the Territory all patent, trademark and other Intellectual Property Rights protection for the Product it deems advisable in the exercise of its sole discretion. Pharmacia agrees to cooperate with Celltech in connection with any and all such activities described as Celltech shall reasonably request. Celltech agrees to reimburse Pharmacia’s out-of-pocket expenditures incurred in complying with Celltech’s requests. Celltech shall not abandon any Product Intellectual Property Rights used in the Territory without the prior written consent of Pharmacia unless Pharmacia is first offered the right to maintain the same at its expense.

(e) Power of Attorney. To effectuate the rights of Celltech set forth in this Section 5.2, Pharmacia will execute and deliver to Celltech on the Effective Date and thereafter as reasonably requested by Celltech during the Term, one or more powers of attorney in the form set forth on Appendix IV hereto as necessary to permit Celltech to exercise its rights as set forth in this Section 5.2.

5.3. Confidential Information.

(a) Nondisclosure. Except as otherwise herein specifically provided, neither party shall use or disclose any Confidential Information of the other party without the written consent of the disclosing party. A party receiving Confidential Information from the other shall use the highest commercially reasonable degree of care to protect the Confidential Information from unauthorized use and access, including ensuring that its employees, consultants, subcontractors, agents or representatives with access to such Confidential Information have agreed in writing not to disclose or use the Confidential Information in contravention of this Section 5.3. Each party shall bear the responsibility for any breaches of this Section 5.3 by its employees, consultants, subcontractors, agents or representatives. Except as may be necessary to permit a party to perform its obligations or realize its rights as provided in this Agreement, within ten (10) days after request of the disclosing party, and in the disclosing party’s sole discretion, the receiving party shall either return to the disclosing party originals and copies of any Confidential Information and all information, records and materials developed therefrom by the receiving party, or destroy the same.

(b) Required Disclosure. Nothing herein shall prevent a receiving party from disclosing all or part of the Confidential Information as necessary pursuant to the lawful requirement of a Governmental Authority or when disclosure is required by operation of Law; provided, that, prior to any such disclosure, the receiving party shall use all reasonable efforts to promptly notify the disclosing party in writing of such requirement to disclose, and the receiving party shall cooperate with the disclosing party (as the disclosing party may reasonably request) in any effort by the disclosing party to prevent or limit any such disclosure of any Confidential Information.

(c) Relief. Each party acknowledges and confirms that the Confidential Information of the other party constitutes proprietary information and trade secrets valuable to the other party, and that the unauthorized use, loss or outside disclosure of such Confidential Information shall cause irreparable injury to the other party. Each party shall notify the other party immediately upon discovery of any unauthorized use or disclosure of Confidential Information, and will cooperate with the other party in every reasonable way to help regain possession of such Confidential Information and to prevent its further unauthorized use or disclosure. Each party acknowledges that monetary damages may not be a sufficient remedy for unauthorized use or disclosure of Confidential Information of the other party and that therefore either party shall, in addition to any other legal or equitable remedies, be entitled to an injunction or similar equitable relief (without the need to post any surety or bond) against such breach or threatened breach. The foregoing shall not be construed as a waiver by either party of any legal or equitable defenses available to such party.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES

6.1. Representations and Warranties of Pharmacia. Pharmacia hereby represents and warrants to Celltech with respect to the Territory and Throughout the World (which representations and warranties constitute the basis upon which Celltech has been induced to enter into and perform this Agreement) as follows:

(a) Organization and Good Standing. Pharmacia is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has the corporate power and authority to own, operate and lease its properties and assets and to conduct its business as they are now being owned, operated, leased and conducted.

(b) Power and Authority. Pharmacia has all requisite power and authority (corporate and otherwise) to enter into this Agreement and the other Transaction Documents and it has duly authorized, by all necessary action, the execution and delivery hereof and thereof by the officer or individual whose name is signed on its behalf below and on the signature pages of the other Transaction Documents. Pharmacia’s execution and delivery of this Agreement and the other Transaction Documents does not and will not conflict with or result in a breach of or a default under its organizational documents or any agreement, instrument, order, law or regulation applicable to it or by which it or the Product may be bound. Each of this Agreement and the other Transaction Documents has been duly and validly executed and delivered by Pharmacia and each constitutes Pharmacia’s valid and legally binding obligation, enforceable against Pharmacia in accordance with its terms, except as enforcement may be limited by laws of bankruptcy or insolvency or other laws of general application relating to or affecting the enforcement of creditor’s rights and general equitable principles.

(c) Financial Information. Pharmacia has previously delivered to Celltech certain financial data, reports, statements, marketing materials and other written materials relating to the Product (collectively, the “Product Data”). Except as may otherwise be indicated therein or on Schedule 6.1(c), the Product Data (i) were compiled from the books and records of Pharmacia regularly maintained by management; (ii) are used by Pharmacia in the ordinary conduct of its business related to the Product; and (iii) are true, correct and complete in all material respects.

(d) Contracts; No Default.

(i) Pharmacia has entered into the Supply Agreement with (the “* Supply Agreement”), dated as of May 2, 1984, as amended, pursuant to the terms of which * has agreed to exclusively supply Pharmacia throughout the world, and only to Pharmacia throughout the world, with olsalazine, the active ingredient in the Product. The * Supply Agreement is, as of the date hereof, and will be throughout the Term, in full force and effect and can be, and will be, if requested by Celltech, assigned by Pharmacia to Celltech with the consent of * which consent will have been obtained on or prior to the Purchase Option Closing Date (as defined in the Option Agreement) upon exercise of the Option.

(ii) Except for those contracts set forth on Schedule 6.1(d)(ii) and Schedule 6.1(h)(ii) and except for this Agreement, the other Transaction Documents and the * Supply Agreement as of the date hereof, there are no material contracts, agreements, understandings, arrangements or commitments, written or oral, of Pharmacia, including without limitation sales agency, sales representative, distributor, dealer, license, supplier, wholesaler, or similar contracts or agreements, relating to the Product in the Territory or the European Territory (the “Contracts”).

(iii) Except as set forth on Schedule 6.1(d)(iii), Pharmacia and each other party to the Contracts (other than Celltech) has performed in all material respects, and is now performing in all material respects, its obligations under, and is not in material default (and would not by the mere lapse of time or the giving of notice or both be in default) under, or in material breach or violation of any of such Contracts to which such Person is a party; nor has Pharmacia received notice of any asserted claim of a default by any other party thereto under, or a breach or violation by such other party of any of such Contracts to which such Person is a party.

(e) Actions.

(i) Except as set forth on Schedule 6.1(e)(i), there are no Actions pending or threatened against Pharmacia before any Governmental Authority that (A) question or challenge the validity of this Agreement or the other Transaction Documents or any action taken or proposed to be taken by Pharmacia pursuant hereto or thereto or in connection with the transactions contemplated hereby or thereby, or (B) relate to the Product or would if adversely determined, singly or in the aggregate, prohibit or materially impair Pharmacia’s ability to perform its obligations under this Agreement or the other Transaction Documents; provided, however, that as to Actions that are only claims or disputes, Pharmacia’s foregoing representation and warranty is limited to when such claim or dispute has been indicated in writing or is otherwise known to Pharmacia.

(ii) There are no outstanding judgments, orders, decrees, writs, awards, stipulations, injunctions of any Governmental Authority against or affecting the Product or Pharmacia with respect to the Product or which would if adversely determined, singly or in the aggregate, prohibit or materially impair Pharmacia’s ability to perform its obligations under this Agreement or the other Transaction Documents.

(f) Approvals.

(i) Except as set forth on Schedule 6.1(f) or as otherwise may be required by applicable Law in order to appoint Celltech as distributor of the Product or as shall already have been made, obtained or given (the effectiveness of which will be maintained by Pharmacia during the Term), no Approval of any Governmental Authority or other Person is required to be made, obtained or given by or with respect to Pharmacia or the Product in connection with the execution or delivery by Pharmacia of this Agreement or the other Transaction Documents, the performance by it of its obligations hereunder or thereunder or the consummation by it of the transactions contemplated hereby or thereby.

(ii) Except as otherwise may be required by applicable Law in order to appoint Celltech as distributor of the Product and except as set forth on Schedule 6.1(f), Pharmacia has made, obtained or given all Approvals of any Governmental Authority or other Person required to be made, obtained or given by it to permit Celltech to develop, distribute, market, promote and sell the Product as contemplated by this Agreement and the other Transaction Documents.

(g) Compliance with Laws. Except as set forth on Schedule 6.1(g) hereto, (i) Pharmacia is not in violation of, and since January 1, 1999 (and prior thereto other than violations that have been resolved) has not violated, any Law binding on it relating to the Product including without limitation, all applicable regulations of the FDA and each Governmental Authority in the Territory and the European Territory, including all Product Approvals and regulations regarding Product Labeling, and (ii) Pharmacia is not in violation of or in default under the terms of any judgment, decree, order, injunction or writ of any Governmental Authority binding on it relating to the Product.

(h) Patents, Trademarks and Trade Names.

(i) Pharmacia has good title and ownership or rights to all the Intellectual Property Rights necessary for (A) the manufacture of the Product by Pharmacia and the distribution, marketing, promotion and sale by Celltech of the Product in the Territory and the European Territory in accordance with the terms of this Agreement and the other Transaction Documents and (B) the grant by Pharmacia to Celltech of the rights granted hereunder and thereunder.

(ii) Schedule 6.1(h)(ii) hereto contains a true and complete list of (A) all Product Patents in the Territory and the European Territory, (B) all Product Trademarks and all other Intellectual Property Rights relating to the Product in the Territory and the European Territory, indicating for each whether it is registered or is the subject of a pending application with the U.S. Patent and Trademark Office or with any patent and/or trademark office with jurisdiction in the European Territory, and (C) all licenses and other contracts and similar rights relating thereto.

(iii) Except as set forth on Schedule 6.1(h)(iii), to Pharmacia’s knowledge Pharmacia’s manufacture, distribution, marketing, promotion, sale or other use of the Product in the Territory and the European Territory does not conflict with and, has not since January 1, 1999 (or prior thereto other than conflicts that have been resolved) been alleged to conflict with any Intellectual Property Rights of any Person.

(i) Product Liability Claims. Schedule 6.1(i) contains a list and description of all product liability claims that have been made in respect of the Product during the five (5) years ended on the date hereof, or which were made prior thereto and remain unresolved.

(j) Regulatory and Product Matters. Except as set forth on Schedule 6.1(j):

(i) Pharmacia has all its Establishment Registrations and Product Approvals with respect to the Territory and the European Territory. All such Product Approvals and Establishment Registrations are in full force and effect and are listed on Schedule 6.1(j)(i). Pharmacia is, and has been since January 1, 1999, in compliance with the terms of all such Product Approvals and Establishment Registrations. No such Product Approval or Establishment Registration contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii) Pharmacia has made available to Celltech true and complete copies of the Specifications relating to the Product.

(iii) Since January 1, 1999, Pharmacia has not received any notice from the FDA or any other Governmental Authority in the Territory or the European Territory that (A) the Product is an unapproved new drug or an adulterated or misbranded drug within the meaning of the Act or any analogous Law of any jurisdiction in the European Territory (B) that the Product is an article which may not, pursuant to the Act or any analogous Law of any jurisdiction in the European Territory, be introduced into commerce. Such notice includes (1) correspondence from the FDA or any Governmental Authority in the Territory or the European Territory, (2) an order or request from the FDA or other Governmental Authority in the Territory or the European Territory that Pharmacia cease marketing of the Product, or (3) an Action initiated by the FDA or any Governmental Authority in the Territory or the European Territory or filed against the Product or against Pharmacia or any of its officers, directors or employees alleging any of the foregoing.

(iv) Since January 1, 1999, Pharmacia has not received any Forms FDA 483 from the FDA or any analogous form from any other Governmental Authority in the Territory or the European Territory with respect to Pharmacia’s facilities, processes or systems used in connection with its activities with respect to the Product.

(v) Since January 1, 1999, Pharmacia has filed all required annual registration forms, all required listing forms, and all annual reports or other periodic reports with the FDA and all Governmental Authorities in the Territory or the European Territory requiring the filing of such reports or forms relating to the Product including without limitation all reports required to be filed with the FDA and any such Governmental Authorities with respect to adverse drug experiences, adverse events and the like relating to the Product and all licenses, reports, applications or any other related documents necessary to reflect Pharmacia’s current manufacturing and testing procedures relating to the Product.

(vi) Pharmacia has provided Celltech prior to the date hereof access to and will provide Celltech promptly after the date hereof with a complete copy of the New Drug Application (as defined and regulated under the Act) with respect to the Product.

(k) Product Warranty. Pharmacia warrants that each Product delivered to Celltech pursuant to this Agreement will be merchantable, will conform to the Specifications, will not be adulterated or misbranded within the meaning of the Act, will conform to all applicable regulations of the FDA and all Governmental Authorities in the Territory including without limitation all Product Approvals, Establishment Registrations and regulations regarding the Product’s Labeling and, at the time of delivery to Celltech, will have a minimum of eighteen (18) months of the Product shelf life, as per any applicable Product Approvals, Establishment Registrations and regulations regarding the Product’s Labeling. THE WARRANTIES SET FORTH IN THIS SECTION 6.1(K) ARE THE ONLY WARRANTIES MADE BY PHARMACIA WITH RESPECT TO THE PRODUCT TO BE DELIVERED TO CELLTECH PURSUANT TO THIS AGREEMENT AND THESE WARRANTIES ARE PROVIDED IN LIEU OF AND PHARMACIA EXPRESSLY DISCLAIMS ANY OTHER REPRESENTATION AND WARRANTY OF ANY KIND, EXPRESS OR IMPLIED, ORAL OR WRITTEN INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF FITNESS FOR A PARTICULAR PURPOSE, OR ANY IMPLIED WARRANTIES ARISING OUT OF USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE. CELLTECH ACKNOWLEDGES THAT EXCEPT AS EXPRESSLY PROVIDED HEREIN NO OTHER WARRANTIES WITH RESPECT TO THE PRODUCTS TO BE DELIVERED TO CELLTECH PURSUANT TO THIS AGREEMENT HAVE BEEN MADE TO CELLTECH BY OR ON BEHALF OF PHARMACIA.

(l) Recalls and Product Returns. Schedule 6.1(l) contains a true and complete list of all Product recalls in the Territory and the European Territory of the Product for the five (5) years ended December 31, 2001, and from January 1, 2002 to the last day of the most recent month prior to the date hereof.

6.2. Representations and Warranties of Celltech. Celltech hereby represents and warrants (which representations and warranties constitute the basis upon which Pharmacia has been induced to enter into and perform this Agreement) to Pharmacia as follows:

(a) Organization and Good Standing. Celltech is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has the corporate power and authority to own, operate and lease its properties and assets and to conduct its business as they are now being owned, operated, leased and conducted.

(b) Power and Authority. Celltech has all requisite power and authority (corporate and otherwise) to enter into this Agreement and the other Transaction Documents and it has duly authorized, by all necessary action, the execution and delivery hereof and thereof by the officer or individual whose name is signed on its behalf below and on the signature pages of the other Transaction Documents. Celltech’s execution and delivery of this Agreement and the other Transaction Documents does not and will not conflict with or result in a breach of or a default under its organizational documents or any agreement, instrument, order, law or regulation applicable to it or by which it may be bound. Each of this Agreement and the other Transaction Documents have been duly and validly executed and delivered by Celltech and each constitutes Celltech’s valid and legally binding obligation, enforceable against it in accordance with its terms, except as enforcement may be limited by laws of bankruptcy or insolvency or other laws of general application relating to or affecting the enforcement of creditor’s rights and general equitable principles.

(c) Actions.

(i) There are no Actions pending, or, to the knowledge of Celltech, threatened, against Celltech before any Governmental Authority, including without limitation the FDA, that (A) question or challenge the validity of this Agreement, or any of the other Transaction Documents or any action taken or proposed to be taken by Celltech pursuant hereto or thereto or in connection with the transactions contemplated hereby or thereby or (B) that would if adversely determined, singly or in the aggregate, prohibit or materially impair Celltech’s ability to perform its obligations under this Agreement or any of the other Transaction Documents.

(ii) There is no outstanding judgment, order, decree, writ, award, stipulation, injunction or any Governmental Authority against or affecting Celltech, which, if adversely determined, singly or in the aggregate, would prohibit or materially impair Celltech’s ability to perform its obligations under this Agreement or any of the other Transaction Documents.

(d) Approvals. No Approval of any Governmental Authority or other Person is required to be made, obtained or given by or with respect to Celltech in connection with the execution or delivery by it of this Agreement or any of the other Transaction Documents. Except as set forth on Schedule 6.1(f), to Celltech’s knowledge no Approval of any Governmental Authority or other Person is required to be made, obtained or given by or with respect to Celltech in connection with the performance by it of its obligations hereunder or under the other Transaction Documents or the consummation by it of the transactions contemplated hereby or thereby, except where the failure to make, obtain or give such Approvals could not have, individually or in the aggregate, a material adverse effect on Celltech’s ability to perform its obligations under this Agreement or any of the other Transaction Documents.

ARTICLE VII

INDEMNIFICATION

7.1. Product Infringement Claims. Except as provided in the next sentence and subject to the other provisions of this Article VII, Pharmacia shall defend and indemnify each Celltech Indemnified Party from and against any Action and any loss, damage, liability, cost and expense (including reasonable attorneys’ fees and expenses incurred in respect of such Action and to enforce its right to indemnification by Pharmacia in respect thereof) (“Indemnification Amounts”) arising out of any third party Action alleging that a Product, as manufactured and Labeled (exclusive of the portions thereof that have been included at Celltech’s request) by Pharmacia, infringes a patent, copyright, Mark, or Intellectual Property Right, or misappropriates a trade secret of, a third party (an “Infringement Claim”). Notwithstanding the foregoing, Pharmacia shall give Celltech the first option to defend each Infringement Claim asserted in the Territory, provided that if Celltech exercises such option, then (i) Pharmacia shall have the right, at its own expense, to be represented in any such Action by counsel of its own choice, (ii) Celltech shall keep Pharmacia apprised of the significant developments in such Action, and (iii) Pharmacia’s liability with respect to the legal fees and expenses incurred by Celltech in defending such Claim and any damages awarded shall be limited to fifty percent (50%) of the amount thereof; provided that Celltech shall enter no settlement agreement or other final disposition with respect to any such Infringement Claim asserted in the Territory without the prior written consent of Pharmacia. Celltech shall notify Pharmacia of its decision whether to defend an Infringement Claim asserted in the Territory not later than twenty (20) days following its discovery or receipt of notice of the Infringement Claim. Notwithstanding the foregoing, Pharmacia shall have no obligation under this Agreement to indemnify, defend, or hold harmless any Celltech Indemnified Party with respect to any Action or any Indemnification Amounts resulting therefrom in the event and to the extent the same (i) results from any breach by Celltech or its Affiliates of any provision of this Agreement or (ii) results from the willful misconduct or negligent acts or omissions of Celltech or a Celltech Affiliate.

7.2. Product Liability Claims. (a) Except as provided in the next sentence, Celltech will defend, indemnify and hold harmless each Pharmacia Indemnified Party from and against any third party Action and any Indemnification Amounts (including those legal fees that may be asserted by a third party) that result from, arise out of or relate to any claim or allegation of bodily injury or tangible personal property damage to the extent arising out of or in connection with the use of Products sold by Celltech in the Territory. Notwithstanding the foregoing, Celltech shall have no obligation under this Agreement to indemnify, defend, or hold harmless any Pharmacia Indemnified Party with respect to any such Action or Indemnification Amounts in the event and to the extent the same (i) results from any breach by Pharmacia or its Affiliates of any provision of this Agreement, including without limitation the warranty set forth in Section 6.1(k) or (ii) results from the willful misconduct or negligent acts or omissions of Pharmacia or a Pharmacia Affiliate.

(b) Pharmacia will defend, indemnify and hold harmless each Celltech Indemnified Party from and against any third party Action and any Indemnification Amounts (including legal fees that may be asserted by a third party) that result from, arise out of, or relate to any claim or allegation of bodily injury or tangible personal property damage to the extent arising out of or in connection with the use of Products sold by Pharmacia.

(c) Each Party will defend, indemnify and hold harmless each Indemnified Party from and against any third party Action and any Indemnification Amounts (including legal fees that may be asserted by a thirty party) that result from, arise out of or relate to any claim or allegation of bodily injury or to any personal property damage to the extent arising out of the Indemnifying Party’s negligence or willful misconduct.

7.3. General. (a) Each party (“Indemnifying Party”) will defend, indemnify and hold harmless the other party, its subsidiaries, parent corporations, affiliates, officers, directors, independent contractors, partners, shareholders, employees, agents, and successors and assigns (“Indemnified Party”) from and against all Actions and Indemnification Amounts (including those attorneys’ fees and expenses that may be asserted by a third party) that result from, arise out of or relate to a material breach by the Indemnifying Party of any representation, warranty or covenant made by it hereunder.

(b) IN NO EVENT SHALL EITHER PARTY, ITS DIRECTORS, OFFICERS, EMPLOYEES, AGENTS OR AFFILIATES BE LIABLE TO THE OTHER PARTY OR ANY OTHER INDEMNIFIED PARTY FOR ANY INDIRECT, INCIDENTAL, SPECIAL, EXEMPLARY OR CONSEQUENTIAL DAMAGES, INCLUDING LOST PROFITS, WHETHER BASED UPON A CLAIM OR ACTION OF CONTRACT, WARRANTY, NEGLIGENCE, STRICT LIABILITY OR OTHER TORT, OR OTHERWISE, ARISING OUT OF THIS AGREEMENT (COLLECTIVELY, “INDIRECT DAMAGES”). FOR PURPOSES OF THE LIMITATION OF LIABILITY IN THE IMMEDIATELY PRECEDING SENTENCE, (i) LEGAL FEES AND EXPENSES THAT ARE RECOVERABLE AS PROVIDED IN THIS ARTICLE VII SHALL NOT BE CONSIDERED INDIRECT DAMAGES AND (ii) INDIRECT DAMAGES PAYABLE TO A THIRD PARTY THAT WOULD BE RECOVERABLE UNDER THE INDEMNITY PROVISIONS IN THIS ARTICLE VII BUT FOR SUCH LIMITATION OF LIABILITY SHALL BE RECOVERABLE NOTWITHSTANDING SAID LIMITATION OF LIABILITY.

7.4. Procedure. To obtain the benefits of the indemnification under this Article VII, the Indemnified Party shall give the Indemnifying Party prompt written notice of, and, except as provided in Section 7.1, sole authority to defend or settle, any third party Action that forms the basis for any claim for indemnification hereunder and shall give, at Indemnifying Party’s expense, reasonable information and assistance with respect thereto; provided, that, (a) late notice shall relieve the Indemnifying Party of its obligations only to the extent that the failure to receive prompt notice prejudices the Indemnifying Party’s position, and (b) unless compelled to do so by a court of competent jurisdiction, the Indemnifying Party shall not settle any claim that involves other than the payment of money by the Indemnifying Party without the prior written consent of the Indemnified Party, such consent not to be unreasonably withheld or delayed. Each party shall notify the other if it is subject to any inquiry, allegation, or Action in respect of a claim covered by this Article VII. The Indemnified Party shall be entitled to defend and control the defense of any third party Action that forms the basis of a claim for indemnification hereunder that the Indemnifying Party has elected not to defend, in which event, the Indemnifying Party shall reimburse the Indemnified Party for the reasonable attorney’s fees and expenses (including those that may be asserted by a third party) incurred by the Indemnified Party in connection with such defense. In all other events the Indemnified Party shall be entitled, at its own expense, to participate in the defense of any such third party claim and to engage counsel for such purpose.

ARTICLE VIII

TERM AND TERMINATION

8.1. Term. The term of this Agreement (the “Term”) shall commence on the Effective Date and unless earlier terminated in accordance with this Agreement shall continue until January 31, 2005, except as follows: (i) if on or before January 31, 2005 Celltech has exercised the Option but does not have all Product Approvals necessary to market the Product in the Territory, then notwithstanding consummation of the exercise of the Option on the Purchase Option Closing Date this Agreement shall continue in effect with respect to the Territory until such Product Approvals have been obtained, and/or (ii) if on or before January 31, 2005 Celltech has exercised the Option and has the Product Approvals necessary to market the Product in the Territory, then the provisions of Article IV of this Agreement shall be extended with respect to the Territory until the date that is the earlier of the date that is *; provided that in either of the cases contemplated by clauses (i) and (ii) above, Sections 4.3(d) and 4.4 of this Agreement shall not be effective after January 31, 2005 and the purchase prices for Product purchased by Celltech from Pharmacia for sale in the Territory pursuant to clauses (i) and (ii) above shall be the prices agreed by the parties.

8.2. Termination by Celltech. Celltech may terminate this Agreement (i) at any time during the Term on six (6) months prior written notice to Pharmacia and (ii) at any time if Pharmacia is in material default or breach of any material provision of this Agreement or any of the other Transaction Documents and such default or breach continues uncured for a period of sixty (60) days after written notice thereof.

8.3. Termination by Pharmacia. Pharmacia may terminate this Agreement at any time if (i) the Option Agreement has been terminated or (ii) Celltech is in material default or breach of any material provision of this Agreement or any other Transaction Document and such default or breach continues uncured for a period of sixty (60) days after written notice thereof.

8.4. Termination for Insolvency, Etc. This Agreement may be terminated by either party immediately in the event any assignment is made by the other party for the benefit of creditors, or if a receiver, trustee in bankruptcy or similar officer shall be appointed to take charge of any or all of the other party’s property, or if the other party files a voluntary petition under federal bankruptcy laws or similar state or foreign statute or such a petition is filed against the other party and is not dismissed within sixty (60) days.

8.5. Effects of Termination. Payment. Upon expiration or termination of this Agreement for any reason, each party shall pay or satisfy all obligations as shall have accrued hereunder prior to the effective date of termination or expiration.

(b) Sell Off. Celltech may fulfill all Product orders for which it has received an actual purchase request from a valid purchaser in the Territory within six (6) months after the termination or expiration of this Agreement. In the event Celltech does not exercise the Option pursuant to the Option Agreement, immediately following expiration or termination of this Agreement for any reason, but subject to the limited sell-off right contained in this Section 8.5(b), Celltech shall sell, at Celltech’s cost, all Product then in inventory, as well as any open orders for purchases of Product, to Pharmacia in accordance with Pharmacia’s written instructions. Pharmacia shall be responsible for all shipment costs relating to any such transfer.

8.6. Survival. The provisions of Articles I (Definitions), V (Proprietary Rights; Confidentiality), VI (Representations & Warranties; Warranty Disclaimers), VII (Indemnification), VIII (Term and Termination), and X (General Provisions), as well as the provisions of Articles II (Appointment; License), III (Promotion, Marketing and Distribution), IV (Product Supply) and IX (Additional Undertakings & Responsibilities of the Parties) which by their terms are intended to survive the expiration or termination of this Agreement (including without limitation, Sections 2.5 (Reservation of Rights), 3.2 (Product Marketing Materials), 3.5 (Return of Pharmacia Marketing Materials); 9.3 (Cooperation); 9.4 (Regulatory) and 9.5 (Non-solicitation; No Hire) shall survive expiration or termination of this Agreement.

ARTICLE IX

ADDITIONAL UNDERTAKINGS & RESPONSIBILITIES OF THE PARTIES

9.1. * Supply Agreement. Pharmacia shall not, during the Term of the Agreement, terminate or cause or permit to be terminated the * Supply Agreement and shall, in furtherance thereof, perform all its obligations under the * Supply Agreement in accordance with the terms thereof. Promptly after the Effective Date, Pharmacia shall work with Celltech to obtain (a) * Supply Agreement and (b) a * of the * Supply Agreement by either party.

9.2. Transaction Documents. During the Term, Pharmacia shall perform all its obligations under the Transaction Documents in accordance with the terms thereof.

9.3. Cooperation. The parties shall use their reasonable best efforts to cause the transactions contemplated by this Agreement and the other Transaction Documents to be consummated, including, without limitation, (a) obtaining, making and causing to become effective all Approvals of Governmental Authorities and other Persons as provided or contemplated by this Agreement and the other Transaction Documents and as may be otherwise necessary or reasonably requested by Celltech in order to consummate the transactions contemplated by this Agreement and the other Transaction Documents, including, without limitation, under or pursuant to all other Contracts and all Product Approvals with respect to which the obtaining, making and causing to become effective of an Approval is necessary for the consummation of the transactions contemplated by this Agreement and/or the other Transaction Documents, provided that in no event shall Pharmacia be required to obtain any marketing licenses for any indications or countries that are not existing as of the Effective Date (the “Additional Licenses”), and (b) giving prompt notice to the other of (i) any notice of, or other communication relating to, any default, or any event which, with the giving of notice or the lapse of time or both, would become a default under any Contract or a violation under any Product

Approval, and (ii) any notice or other communication from any Person alleging that the Approval of such Person is or may be required in connection with the execution and delivery of this Agreement or any of the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby.

9.4. Regulatory. (a) At all times during the Term, Pharmacia shall be solely responsible to obtain and maintain all Product Approvals (except for the Additional Licenses) required by the FDA.

(b) Celltech will comply with all commercially reasonable mandates from Pharmacia necessary to safeguard the continuing effectiveness and integrity of Product Approvals. Without limiting the foregoing, each party agrees to notify the other party promptly, when it becomes aware, whether through calls from customers or otherwise, of: (i) any information concerning a Reportable Event in the Territory; (ii) any information regarding any alleged deficiencies pertaining to the Labeling, quality, durability, reliability, safety, effectiveness, or performance of the Product; (iii) any information regarding any pending or threatened Action which may affect the safety or effectiveness claims of the Product or the continued marketing thereof in the Territory; or (iv) any communication with or notice from the FDA or other Governmental Authority indicating that it is investigating or intends to investigate the Product. As soon as reasonably possible following the Effective Date, the pharmacovigilance departments of both parties shall meet and determine the approach to be taken for the collection, review, assessment, tracking, and filing of information related to adverse events associated with the Product. This approach shall be documented in a separate drug safety exchange agreement between the parties. Until such time when the parties have agreed upon adverse event exchange procedures, each party shall notify the other party (identified on Appendix V) of fatal/life-threatening serious clinical trial/study adverse events involving the Product within five (5) calendar days following receipt by the party. All other serious clinical trial/study adverse events and serious spontaneous adverse event reports involving the Product will be exchanged within ten (10) calendar days of receipt by the party. Pharmacia shall be responsible for maintaining a global safety database for the Product consistent with industry practices through out the Term. Each party shall be responsible for adverse event processing, expedited, and periodic reporting of adverse events to the FDA, in accordance with all applicable adverse event regulatory reporting requirements, in each country where the party is the clinical trial application holder and/or the Product Approval holder for the Product. Each party shall maintain proper regulatory files for the Product, including Product reporting files and Product complaint files, for no less than two (2) years from the date of the reported event, or the period of time equivalent to the expected life of the Product, whichever is greater. Further, in the event a party receives a communication or directive from the FDA or other Governmental Authority commencing or threatening seizure of the Product or an injunction to halt the marketing of the Product, such party shall transmit such information to the other party within twenty-four (24) hours of receipt. The provisions of this Section 9.4 shall survive the expiration or termination of this Agreement.

(c) For the six (6) months after the Effective Date, Pharmacia shall continue to provide all medical information services relating to the Product in the Territory which it has been providing heretofore and consistent with the level of support provided prior to the Effective Date, including without limitation technical inquiry services to medical, pharmaceutical and public customers and inquiry support and literature searches for corporate and marketing departments, and will provide such services in good faith and with due care consistent with the care that it exercises in the normal performance of such services for itself. At the end of such six-month period, Pharmacia shall transfer all medical information services relating to the Product in the Territory to Celltech. To the extent either party receives and handles any medical inquiries with respect to the Territory during a period for which such party is not primarily responsible for providing medical information services relating to the Product pursuant to this Section 9.4(c), such party will deliver to the other party on or about the fifteenth (15th) of every month a written, reasonably detailed account, in the form to be agreed upon between the parties, of such inquiries received and responses given by it.

(d) From time to time as necessary not to violate any applicable Law or requirement of the FDA, Pharmacia will complete prior to the Purchase Option Closing Date all Phase IV post-marketing trials that have been required or requested prior to the Effective Date by the FDA relating to the Product. Pharmacia will deliver to Celltech copies of all documents relating to the results of such Phase IV post-marketing trials promptly after the completion thereof.

9.5. Non-solicitation; No Hire. Except with the other party’s prior written consent, neither party shall solicit the employment of or employ any of the other party’s employees who participate in the performance of this Agreement during the Term and for a period of * thereafter; provided that any general solicitation for employment through a national or international advertisement shall not constitute a breach of this provision.

9.6. Commercially Reasonable Efforts. Each party shall use commercially reasonable efforts, and in no event less than the efforts of a skilled, competent, experienced and prudent professional in the performance of their respective obligations and to timely meet the deadlines mutually agreed upon by the parties hereunder. Neither party shall be responsible or liable for any delay or error to the extent caused by the acts or omissions of the other party or its personnel or others under its control, and any date certain set forth in this Agreement or otherwise agreed to by the parties shall be adjusted accordingly to accommodate the non-delaying party.

ARTICLE X

GENERAL PROVISIONS

10.1. Entire Agreement. This Agreement, together with the other Transaction Documents, constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, between the parties with respect to such subject matter.

10.2. Injunctive Relief. It is expressly agreed that a material breach of this Agreement involving Confidential Information or other Intellectual Property Rights of a party hereto will cause irreparable harm to such party and that a remedy at law would be inadequate. Therefore, in addition to any and all remedies available at law, the parties and their Affiliates shall be entitled to injunctive relief (without the necessity of posting any bond or surety) against the breaching party in the event of any such threatened or actual violation.

10.3. Modification and Amendment. No amendment to the terms and conditions of this Agreement shall be binding upon any party unless made in writing and executed by an authorized representative of each party.

10.4. No Waiver. The delay or failure of either party to enforce at any time for any period the provisions of or any rights deriving from this Agreement shall not be construed to be a waiver of such provisions or rights or the right of such party thereafter to enforce such provisions, and no waiver shall be binding unless executed in writing by an authorized officer of the party against which enforcement of such waiver is sought. A waiver shall not be considered to waive any subsequent performance, breach, or condition under this Agreement including a subsequent performance, breach or condition of the kind that is the subject of the waiver.

10.5. Severability. All of the provisions of this Agreement are intended to be distinct and severable. If any provision of this Agreement is or is declared to be invalid or unenforceable in any jurisdiction, it shall be ineffective in such jurisdiction only to the extent of such invalidity or unenforceability. Such invalidity or unenforceability shall not affect either the balance of such provision, to the extent it is not invalid or unenforceable, or the remaining provisions hereof, nor render invalid or unenforceable such provision in any other jurisdiction.

10.6. Assignment. Subject to the provisions otherwise contained in this Agreement, this Agreement shall inure to the benefit of and be binding on the successors and permitted assigns of the respective parties hereto. A party may assign, delegate or otherwise transfer this Agreement or any of its rights or obligations hereunder to an Affiliate upon written notice to the other party; provided that if such assignment shall not have the written approval of the other party then the assignor will remain primarily liable for any failure by its assignee to fully and timely perform its obligations under this Agreement. Any assignment by either party in accordance with the terms of this Agreement shall be pursuant to a written assignment agreement in which the assignee expressly assumes the assigning party’s rights and obligations hereunder.

10.7. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service (with signature required), by facsimile, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses:

If to Pharmacia:

100 Route 206 North

Peapack, New Jersey 07977

USA

Attention: Vice President, Portfolio Management – Diversified Products

Tel.: 1 (908) 901-7275

Fax: 1 (908) 901-1878

with a copy to: General Counsel

Tel.: 1 (908) 901-8810

Fax: 1 (908) 901-1810

with an additional copy to:

Lindhagensgatan 133

SE-112 87 Stockholm

Sweden

Attention: Associate General Counsel, Scandinavia

Tel.: ++ 46 8 695 4548

Fax: ++ 46 8 695 4005

If to Celltech:

Celltech Pharmaceuticals Ltd.

208 Bath Road

Slough

Berkshire

SL1 3WE

United Kingdom

Attention: Company Secretary

Tel.: 011-44-1753-447-916

Fax: 011-44-1753-447-859

With a copy to:

Bingham McCutchen LLP

399 Park Avenue

New York, New York 10022

Attention: Brian D. Beglin

Tel: (212) 318-7700

Fax: (212) 752-5378

Any party may, by written notice given to the other in accordance with this Agreement, change the address to which notices to such party are to be delivered.

10.8. Independent Contractors. Pharmacia and Celltech are independent contractors, and nothing in this Agreement shall be construed as creating a joint venture, partnership, franchise or agency relationship between the parties. Neither party has the right or authority to assume or create any obligation or responsibility on behalf of the other party.

10.9. Additional Documents. Each party shall, upon the request of the other party at any time, execute and deliver all such other documents and instruments as may be reasonably required to carry out the purposes and intent of this Agreement and the other Transaction Documents including without limitation, any documents relating to the proper assignment of any Intellectual Property Rights arising hereunder.

10.10. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one and the same Agreement. This Agreement may be executed and delivered via facsimile transmission with the same force and effect as if it were executed and delivered in writing. In making proof of this Agreement, it shall not be necessary to produce or account for more than one fully executed counterpart.

10.11. Force Majeure. In the event that either party is prevented or delayed from performing its obligations under this Agreement by virtue of one or more events or contingencies beyond its reasonable control, whether or not presently occurring or contemplated by either party, including, without limitation, fires, accidents, sabotage, federal or state legislation or any regulations or orders hereunder, judicial action, acts of God, war, or civil disturbance, such nonperformance shall be excused to the extent and for the duration required by such event and shall not constitute a default under the terms of this Agreement. During the duration of the force majeure event, the party affected thereby shall use its reasonable commercial efforts to avoid or remove such force majeure event and shall take reasonable steps to resume its performance under this Agreement with the least possible delay; provided, that, in the event that such nonperformance continues for a period in excess of three (3) consecutive months, the party other than the non-performing party shall have the option thereafter to terminate this Agreement immediately upon written notice to that effect.

10.12. Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York (regardless of that jurisdiction’s or of any other jurisdiction’s choice of law principles that would lead to a contrary result). The parties unconditionally and irrevocably consent to the exclusive jurisdiction of the courts located in New York, New York and waive any objection with respect thereto, for the purpose of any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. The parties acknowledge that proper service of process on a party may be made on an agent designated by such party located in the City of New York, New York or by certified mail.

10.13. Third Party Beneficiaries. Nothing in this Agreement, either express or implied, is intended to or shall confer upon any third party any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.14. Headings. The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

10.15. Publicity. Except as necessary pursuant to the lawful requirement of a Governmental Authority or when disclosure is required by operation of law, neither party shall use the other party’s name or refer to the other party directly or indirectly in any media release, public announcement or public disclosure relating to the Transaction Documents, including in any promotional or marketing materials, web sites, customer lists, referral lists or business presentations, or make any press release or other public announcement regarding the Transaction Documents without the prior written consent of the other party.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date first above written.

CELLTECH PHARMACEUTICALS LTD.

By:	/s/ Peter J. Fellner
Name: Peter J. Fellner Title: Chief Executive Officer

PHARMACIA AB

By:	/s/ Alison Ayers
Name: Alison Ayers Title: Attorney-in-Fact

Appendix I

I. PRODUCT SKUS

*

II.	Minimum Required Purchase Amount

*

Unit Purchase Prices For Orders Up To Minimum Required Purchase Amount

*

Appendix II

Purchase Price for Samples and Cost of Product Above Minimum

*

Appendix III

DELIVERY OF INVENTORY

I.	Pharmacia Sites in the U.S.A.

Promptly after receipt of requisite regulatory approvals, Celltech and Pharmacia will send on a mutually agreeable date either a joint letter or separate letters each in a form mutually acceptable to Pharmacia and Celltech to all Pharmacia customers located in the U.S.A. informing them of the transaction effected by this Agreement, and instructing them that orders for Products will not be accepted for one week from the date of the letter and that effective one week after the date of the letter all orders shall henceforth be lodged with Celltech. During this one-week suspension all Inventory and Product Samples located at the following Pharmacia sites will be delivered by Pharmacia FCA to the indicated Celltech sites. All sales of Product by Pharmacia after the Effective Date and prior to the one week suspension of orders and transfer of Inventory will be made subject to the second sentence of Section 2.2.

From Pharmacia Sites[1]		To Celltech Sites
* *	1.	U.S.A.:	Celltech Pharmaceuticals, Inc. 331 Clay Road Rochester, NY 14623 (Tel. 716-475-9000)
* *	2.	Same address as in no.1 above

1	Each site’s items of Inventory by SKU to be listed as of the Effective Date.

*	*	3.	Same address as in no.1 above

*	*	4.	Same address as in no.1 above

*	*	5.	Same address as in no.1 above

*	*	6.	Same address as in no.1 above

*	*	7.	Same address as in no.1 above

*	*	8.	Same address as in no.1 above

Appendix IV

Power of Attorney

See attached.

PHARMACIA AB

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Pharmacia AB, a Swedish corporation (“Pharmacia”), does hereby constitute and appoint each of Peter Allen and Mark Hardy, the Chief Financial Officer and the Senior Legal Adviser respectively of Celltech Pharmaceuticals Ltd., an English corporation (“Celltech”), acting severally, a true and lawful agent and attorney-in-fact of Pharmacia, with full power of substitution, to perform each and all of the following acts for and on behalf of Pharmacia in connection with the protection of certain Product Proprietary Rights pursuant to Section 5.2 of the Agreement between Celltech and Pharmacia dated as of the date hereof (capitalized terms used herein not otherwise defined herein shall have the meanings given them in the Agreement):

prepare, execute and/or deliver and, where necessary or appropriate, file with the appropriate governmental authorities, any agreements, certificates, documents, instruments, applications, forms, and any other papers (including legal papers and documents) which Celltech deems advisable, necessary or convenient to (i) obtain and maintain in the United States and/or Puerto Rico all patent, trademark and other Intellectual Property Rights protection for the Product and (ii) institute and prosecute and defend any infringement or alleged infringement within the United States and/or Puerto Rico of Product Proprietary Rights.

Pharmacia hereby ratifies all that any such agent and attorney-in-fact or his substitute may lawfully do or cause to be done by virtue hereof. This power of attorney is to be governed by and construed in accordance with the Laws of the State of New York.

This power of attorney shall be irrevocable for 120 days from the date hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 23rd day of July, 2002.

PHARMACIA AB

By:
Name:
Title:

Appendix V

Contact Persons

Celltech	Pharmacia
Pharmacovigilance * Legal * Global Supply * Marketing *

Portfolio Management

Alison Ayers

Vice President, Portfolio Management

Diversified Products

Pharmacia Corporation

100 Route 206 North, MS 620

Peapack, NJ 07977

USA

Tel: 908-901-7275

Email: alison.e.ayers@pharmacia.com

Wendi LeVigne

Associate Director, Portfolio Management

Diversified Products

Pharmacia Corporation

100 Route 206 North, MS 620

Peapack, NJ 07977

USA

Tel: 908-901-6280

Email: wendi.r.levigne@pharmacia.com

Legal

Brent Hatzis-Schoch

Associate General Counsel

Pharmacia Corporation

100 Route 206 North, MS 620

Peapack, NJ 07977

USA

Tel: 908-901-7126

Email: brent.hatzis-schoch@pharmacia.com

GLOBAL SUPPLY

Mikael Vikstrom

Global Supply Europe

Pharmacia Sweden

Fyrislund, Rapsgatan 7

Uppsala

751 82

Sweden

Tel: 46-18-1-64033

Email: mikael.vikstrom@pharmacia.com

MARKET COMPANIES UNITED STATES

David Engels

Sr. Director

Diversified Products

Pharmacia Corporation

100 Route 206 North

Peapack, NJ 07977

USA

Tel: 908-901-8648

Email: david.j.engels@pharmacia.com

SWEDEN

Agneta Krasse

Business Coordinator

Pharmacia Sweden

Lindhagensgatan 98

S-112 87

Stockholm, Sweden

Tel: 46-8-695-84-13

Email: agnetta.krasse@pharmacia.com

Schedule 6.1(c)

*

Schedule 6.1(d)(ii)

*

Schedule 6.1(d)(iii)

*

Schedule 6.1(e)(i)

*

Schedule 6.1(f)

*

Schedule 6.1(g)

*

Schedule 6.1(h)(ii)

*

Schedule 6.1(h)(iii)

*

Schedule 6.1(i)

*

Schedule 6.1(j)

*

Schedule 6.1(j)(i)

*

Schedule 6.1(l)

*